SMART Technologies Inc.

Interim Consolidated Financial Statements (unaudited)

Three and nine months ended December 31, 2015 and 2014

SMART Technologies Inc.

Consolidated Statements of Operations (unaudited)

(thousands of U.S. dollars, except per share amounts)

	Three months ended December 31,		Nine months ended December 31,
	2015	2014	2015	2014
Revenue	$77,748	$126,577	$280,062	$393,271
Cost of sales	73,854	69,457	202,447	210,762

Gross margin	3,894	57,120	77,615	182,509

Operating expenses
Selling, marketing and administration	15,951	23,237	63,344	76,582
Research and development	8,466	9,773	28,779	32,411
Depreciation and amortization	1,722	2,774	6,505	8,780
Restructuring costs	3,763	(26)	4,696	2,269

	29,902	35,758	103,324	120,042

Operating (loss) income	(26,008)	21,362	(25,709)	62,467

Non-operating expenses (income)
Interest expense	4,553	4,989	13,897	15,168
Foreign exchange loss	2,663	3,924	7,827	3,946
Other (income) expense	(522)	68	(652)	(525)

	6,694	8,981	21,072	18,589

(Loss) income before income taxes	(32,702)	12,381	(46,781)	43,878
Income tax (recovery) expense
Current	1,670	(630)	2,730	(1,550)
Deferred	15,080	3,691	11,192	11,688

	16,750	3,061	13,922	10,138

Net (loss) income	$(49,452)	$9,320	$(60,703)	$33,740

(Loss) earnings per share
Basic	$(0.41)	$0.08	$(0.50)	$0.28
Diluted	$(0.41)	$0.07	$(0.50)	$0.27

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Comprehensive (Loss) Income (unaudited)

(thousands of U.S. dollars)

	Three months ended December 31,		Nine months ended December 31,
	2015	2014	2015	2014
Net (loss) income	$(49,452)	$9,320	$(60,703)	$33,740
Other comprehensive income (loss)
Unrealized gains (losses) on translation of consolidated financial statements to U.S. dollar reporting currency	1,204	(180)	1,377	(671)
Unrealized gains on translation of foreign subsidiaries to Canadian dollar functional currency, net of income taxes of $219 and $357 for the three and nine months ended December 31, 2015 ($(135) and $222 for the three and nine months ended December 31, 2014)	318	1,438	1,475	2,254
Reclassification of cumulative currency translation adjustments relating to liquidated subsidiary to Other income, net of income taxes of $0 for the nine months ended December 31, 2014	—	—	—	(422)

	1,522	1,258	2,852	1,161

Total comprehensive (loss) income	$(47,930)	$10,578	$(57,851)	$34,901

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Balance Sheets (unaudited)

(thousands of U.S. dollars, except number of shares)

	December 31, 2015	March 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$19,575	$54,465
Trade receivables, net of allowance of $3,225 and $4,392	55,200	61,584
Income taxes recoverable	5,268	7,432
Inventory	53,840	51,638
Other current assets	6,248	6,466

	140,131	181,585

Inventory	4,855	—
Property and equipment	42,784	54,745
Deferred income taxes	3,957	16,356
Deferred financing fees	1,623	2,462
Other long-term assets	508	603

	$193,858	$255,751

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Accounts payable	$14,573	$18,678
Accrued and other current liabilities	41,091	44,340
Deferred revenue	15,164	13,134
Current portion of capital lease obligation	1,059	1,103
Current portion of long-term debt	12,500	10,156

	84,387	87,411

Long-term debt	98,159	96,342
Capital lease obligation	48,356	53,818
Deferred revenue	13,033	11,787
Deferred income taxes	398	—
Other long-term liabilities	652	938

	244,985	250,296
Commitments and contingencies
Shareholders’ (deficit) equity
Share capital
Common shares—no par value; unlimited shares authorized; outstanding 122,429,920 and 122,190,913	696,491	696,151
Treasury shares—410,502	(840)	(840)
Accumulated other comprehensive income	5,524	2,672
Additional paid-in capital	49,559	48,630
Accumulated deficit	(801,861)	(741,158)

	(51,127)	5,455

	$193,858	$255,751

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Shareholders’ (Deficit) Equity (unaudited)

(thousands of U.S. dollars)

	Nine months ended December 31,
	2015	2014
Share capital
Balance at beginning of period	$695,311	$694,041
Participant Equity Loan Plan	28	181
Shares issued under stock incentive plans	312	1,021

Balance at end of period	695,651	695,243

Accumulated other comprehensive income (loss)
Balance at beginning of period	2,672	(1,464)
Other comprehensive income	2,852	1,161

Balance at end of period	5,524	(303)

Additional paid-in capital
Balance at beginning of period	48,630	43,738
Stock-based compensation expense	1,241	2,739
Shares issued under stock incentive plans	(312)	(1,002)

Balance at end of period	49,559	45,475

Accumulated deficit
Balance at beginning of period	(741,158)	(765,286)
Net (loss) income	(60,703)	33,740

Balance at end of period	(801,861)	(731,546)

Total shareholders’ (deficit) equity	$(51,127)	$8,869

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

	Nine months ended December 31,
	2015	2014
Cash (used in) provided by
Operations
Net (loss) income	($60,703)	$33,740
Adjustments to reconcile net (loss) income to cash (used in) provided by operating activities
Depreciation and amortization	10,162	12,963
Amortization of deferred financing fees	674	790
Amortization of long-term debt discount	1,200	935
Stock-based compensation expense	1,241	2,739
Unrealized loss on foreign exchange	5,516	3,714
Deferred income tax expense	11,192	11,688
Gain on liquidation of foreign subsidiary	—	(422)
Other	(22)	(108)
Changes in operating assets and liabilities:
Trade receivables	6,156	15,437
Inventory	(15,007)	26,220
Other current assets	(828)	2,702
Income taxes recoverable	1,388	(7,087)
Accounts payable, accrued and other current liabilities	(1,562)	(33,434)
Deferred revenue	5,853	(39,389)

Cash (used in) provided by operating activities	(34,740)	30,488

Investing
Capital expenditures	(2,505)	(4,561)
Proceeds from sale of long-lived assets	—	116

Cash used in investing activities	(2,505)	(4,445)

Financing
Proceeds from long-term debt	10,000	5,000
Repayment of long-term debt	(7,031)	(12,031)
Repayment of capital lease obligation	(807)	(882)
Participant Equity Loan Plan	25	179
Other	—	7

Cash provided by (used in) financing activities	2,187	(7,727)
Effect of exchange rate changes on cash and cash equivalents	168	(2,052)

Net (decrease) increase in cash and cash equivalents	(34,890)	16,264
Cash and cash equivalents, beginning of period	54,465	58,146

Cash and cash equivalents, end of period	$19,575	$74,410

Cash and cash equivalents are comprised as follows
Cash	$15,981	$29,915
Cash equivalents	3,594	44,495

	$19,575	$74,410

Supplemental cash flow disclosures
Interest paid	$10,710	$11,475
Income taxes paid	$1,736	$7,892
Amount of non-cash capital expenditures in current liabilities	$65	$586

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three and nine months ended December 31, 2015 and 2014

1. Basis of presentation and significant accounting policies

The unaudited interim consolidated financial statements of SMART Technologies Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”) applied on a basis consistent with those disclosed in the Company’s annual audited consolidated financial statements except as discussed below. They do not include all the disclosures required by GAAP for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2015, which have been prepared in accordance with GAAP. All normal recurring adjustments considered necessary for fair presentation have been included in these financial statements.

(a) Revenue recognition for arrangements with multiple deliverables

In the year ended March 31, 2014, the Company decreased the period over which deferred revenue for technical support services and unspecified software upgrades is amortized. The Company determined that this adjustment was a change in accounting estimate and accounted for the change prospectively commencing from September 24, 2013. The Company concluded that the support period for these sales ended on March 31, 2015. Therefore, there is no continuing impact on operating income and net income subsequent to March 31, 2015. For the three months ended December 31, 2014, the effect of this change on operating income and net income was an increase of $9,456 and $7,092, respectively and the impact on earnings per share was an increase of $0.06 on a basic and diluted basis. For the nine months ended December 31, 2014, the effect of this change on operating income and net income was an increase of $29,173 and $21,880, respectively and the impact on earnings per share was an increase of $0.18 and $0.17 on a basic and diluted basis, respectively.

(b) Recent accounting guidance adopted

In July 2015, the FASB issued a new accounting standard update on the topic of inventory. The amendments in this update changed the guidance on the subsequent measurement of inventory from the lower of cost or market to the lower of cost and net realizable value for entities using the first-in, first-out or the average cost method. The amendments in this update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company early adopted this standard in the third quarter of fiscal 2016 and applied the new guidance prospectively, as permitted. The early adoption did not impact the Company’s results of operations, financial condition or disclosures.

In November 2015, the FASB issued a new accounting standard update to change the balance sheet classification of deferred taxes. The amendments in this update eliminate the requirement for companies to separate deferred income tax liabilities and assets into current and non-current amounts in a classified balance sheet. Instead, companies will be required to classify all deferred tax liabilities and assets as non-current. The guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company early adopted this standard in the third quarter of fiscal 2016 and applied the new guidance retrospectively, as permitted. Previously reported current deferred income taxes and non-current deferred income taxes, classified under current assets and non-current assets, respectively, have been revised to reflect the retrospective application as follows as at March 31, 2015:

March 31, 2015
Current deferred income taxes, as reported	$8,052
Reclassification of deferred income taxes	(8,052)

Current deferred income taxes, as reclassified	$—

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three and nine months ended December 31, 2015 and 2014

March 31, 2015
Non-current deferred income taxes, as reported	$8,304
Reclassification of deferred income taxes	8,052

Non-current deferred income taxes, as reclassified	$16,356

(c) Recent accounting guidance not yet adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a comprehensive new revenue recognition standard which will supersede existing revenue recognition guidance. The standard creates a five- step model for revenue recognition that requires companies to exercise judgment when considering contract terms and relevant facts and circumstances. The five-step model includes (1) identifying the contract, (2) identifying the separate performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations and (5) recognizing revenue when each performance obligation has been satisfied. The standard also requires expanded disclosures surrounding revenue recognition. The standard is effective for fiscal periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption is not permitted prior to fiscal periods beginning after December 15, 2016. The new standard will be effective for the Company beginning April 1, 2018. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In April 2015, the FASB issued a new accounting standard update to simplify the presentation of debt issuance costs. The amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. In August 2015, the FASB issued clarification that debt issuance costs related to line-of-credit arrangements could be presented as an asset and amortized, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The amendments are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted for financial statements that have not been previously issued. This new guidance will be effective for the Company beginning April 1, 2016. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

2. Restructuring costs

(a) Fiscal 2016 October restructuring

In the third quarter of fiscal 2016, the Company updated its financial outlook and subsequently implemented cost reduction initiatives primarily relating to kapp sales and marketing activities and related R&D spend. The restructuring plan was substantially completed as at December 31, 2015.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three and nine months ended December 31, 2015 and 2014

Changes in the accrued restructuring obligation associated with the fiscal 2016 October restructuring activities were as follows:

Nine months ended December 31, 2015
Employee Termination Costs
Restructuring costs incurred	$3,870
Restructuring costs paid	(3,581)
Currency translation adjustment	(13)

Balance at end of period	$276

At December 31, 2015, the accrued fiscal 2016 October restructuring obligation of $276 was included in accrued and other current liabilities.

(b) Fiscal 2015 March restructuring

At the end of fiscal 2015, the Company completed a reorganization which merged the existing Education and Enterprise segments, effective April 1, 2015. Certain functions that were previously distinct to the Education and Enterprise segments were centralized at the corporate level. The restructuring plan included outsourcing of the Company’s information technology function. The restructuring plan was substantially completed as at September 30, 2015.

Changes in the accrued restructuring obligation associated with the fiscal 2015 March restructuring activities were as follows:

	Nine months ended December 31, 2015
	Employee Termination Costs	Other Restructuring Costs	Total
Balance at beginning of period	$4,066	$31	$4,097
Restructuring costs paid	(3,896)	(31)	(3,927)
Adjustments	272	—	272
Currency translation adjustment	(59)	—	(59)

Balance at end of period	$383	$—	$383

At December 31, 2015, the accrued fiscal 2015 March restructuring obligation of $383 (March 31, 2015—$4,097) was included in accrued and other current liabilities.

(c) Other restructuring

Other restructuring activities undertaken from fiscal 2012 to 2015 included the closure of the Ottawa business location, the exit of the optical touch sensor business for desktop displays and restructuring of NextWindow, increased focus on target markets, streamlined corporate support functions and cost reductions, the transfer of interactive display assembly operations to contract manufacturers and a change in business focus for specific regions including movement to a leaner organizational structure with additional reliance placed on key channel partners.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three and nine months ended December 31, 2015 and 2014

Changes in the accrued restructuring obligation associated with the other restructuring activities were as follows:

	Nine months ended December 31, 2015
	Employee Termination Costs	Facilities Costs	Total
Balance at beginning of period	$1,053	$217	$1,270
Restructuring costs paid	(300)	(1,094)	(1,394)
Adjustments	(405)	959	554
Currency translation adjustment	(54)	(82)	(136)

Balance at end of period	$294	$—	$294

	Nine months ended December 31, 2014
	Employee Termination Costs	Facilities Costs	Other Restructuring Costs	Total
Balance at beginning of period	$5,191	$4,129	$—	$9,320
Restructuring costs incurred	1,985	—	781	2,766
Restructuring costs paid	(4,498)	(4,046)	(333)	(8,877)
Adjustments	(389)	24	(140)	(505)
Accretion expense	—	8	—	8
Currency translation adjustment	(99)	69	(18)	(48)

Balance at end of period	$2,190	$184	$290	$2,664

In the first nine months of fiscal 2016, the Company recorded additional restructuring costs related to the cancellation of an office lease.

At December 31, 2015, the Company has incurred total restructuring costs of $42,300 since the commencement of the other restructuring activities discussed above, comprised of employee termination benefits of $27,137, facilities costs of $12,651, and other restructuring costs of $2,512. At December 31, 2015, the accrued other restructuring obligation of $294 (March 31, 2015 – $1,113) was included in accrued and other current liabilities.

3. Inventory

The components of inventory were as follows:

	December 31, 2015	March 31, 2015
Finished goods	$58,202	$51,113
Raw materials	493	525
Non-current inventory	(4,855)	—

Current inventory	$53,840	$51,638

As a result of slower than anticipated kapp sales, during the third quarter of fiscal 2016, the Company assessed and revised its future demand assumptions for finished goods and raw materials. Based on

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three and nine months ended December 31, 2015 and 2014 these revised demand assumptions, the Company recorded an inventory adjustment of $20,555 in the third quarter of fiscal 2016 within cost of sales, of which $13,226 related to finished goods and raw materials and $7,329 related to purchase commitments. The Company also classified the portion of inventory that is not reasonably expected to be realized in cash during the next 12 months as non-current.

4. Property and equipment

The components of property and equipment were as follows:

	December 31, 2015	March 31, 2015
Cost
Asset under capital lease, net of deferred gain	$42,460	$46,030
Information systems, hardware and software	51,598	56,054
Assembly equipment, furniture, fixtures and other	22,574	28,780
Assets under development	280	1,082

	$116,912	$131,946
Accumulated depreciation and amortization
Asset under capital lease, net of deferred gain	$6,909	$5,424
Information systems, hardware and software	47,499	48,741
Assembly equipment, furniture, fixtures and other	19,720	23,036

	$74,128	$77,201
Net book value
Asset under capital lease, net of deferred gain	$35,551	$40,606
Information systems, hardware and software	4,099	7,313
Assembly equipment, furniture, fixtures and other	2,854	5,744
Assets under development	280	1,082

	$42,784	$54,745

5. Accrued and other current liabilities

The components of accrued and other current liabilities were as follows:

	December 31, 2015	March 31, 2015
Product warranty	$10,967	$11,448
Accrued compensation and employee benefits	4,496	8,418
Accrued restructuring liabilities	953	5,210
Accrued purchase commitments	8,092	485
Other current liabilities	16,583	18,779

	$41,091	$44,340

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three and nine months ended December 31, 2015 and 2014

6. Product warranty

Changes in the product warranty obligation, which is included in accrued and other current liabilities, were as follows:

	Three months ended December 31,		Nine months ended December 31,
	2015	2014	2015	2014
Balance at beginning of period	$11,184	$17,825	$11,448	$17,775
Actual warranty costs incurred	(2,508)	(3,394)	(6,075)	(7,412)
Warranty expense	2,667	2,263	6,597	6,493
Currency translation adjustment	(376)	(639)	(1,003)	(801)

Balance at end of period	$10,967	$16,055	$10,967	$16,055

7. Long-term debt

The components of long-term debt were as follows:

	December 31, 2015	March 31, 2015
Term loan	$103,906	$110,938
Unamortized debt discount	(3,247)	(4,440)
Current portion of long-term debt	(12,500)	(10,156)
Asset-based loan	10,000	—

	$98,159	$96,342

All debt and credit facilities are U.S. dollar facilities. The Company’s debt and credit facilities contain standard borrowing conditions, and could be recalled by the lenders if certain conditions are not met.

The Term loan matures on January 31, 2018 and currently bears interest at LIBOR plus 9.25% with a LIBOR floor of 1.25%. The Term loan requires mandatory annual repayments of 7.5% per annum during the first two-and-a-half years and 10.0% in the last two years on a quarterly basis. In addition, the Term loan is subject to an annual excess cash flow sweep, as defined under the credit agreement. The Company is required to repay amounts under the facility ranging between zero and 50% of annual excess cash flows, contingent upon the Company’s leverage ratio at the time.

The Company also has a $50,000 asset-based loan (the “ABL”) that bears interest at LIBOR plus 2.5%. The ABL matures on July 31, 2017 and $10,000 was drawn as of December 31, 2015. The availability of the ABL is limited by certain accounts receivable balances calculated on a monthly basis and the outstanding standby letter of credit totaling $1,000 as at December 31, 2015 (March 31, 2015—$1,000). The Company had $23,483 of availability from the ABL facility as at December 31, 2015.

8. Share capital

The Company’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares issuable in series.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three and nine months ended December 31, 2015 and 2014

The share capital activity was as follows:

	Amount	Shares outstanding
Common Shares
Balance at March 31, 2015	$696,151	122,190,913
Participant Equity Loan Plan	28	—
Shares issued under stock plan	312	239,007

Balance at December 31, 2015	$696,491	122,429,920
Treasury Shares
Balance at March 31, 2015	$(840)	(410,502)

Balance at December 31, 2015	$(840)	(410,502)

Total share capital	$695,651	122,019,418

9. Income taxes

Income tax expense differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to (loss) income before income taxes.

The reasons for these differences are as follows:

	Nine months ended December 31,
	2015	2014
(Loss) income before income taxes	$(46,781)	$43,878
Combined tax rate	26.50%	25.00%

Expected income tax (recovery) expense	$(12,397)	$10,970
Adjustments
Non-deductible, non-taxable items	(12)	1,519
Tax rate variance	(1,122)	1,383
Change in valuation allowance	26,406	(893)
Investment tax credits	693	(2,208)
Other	354	(633)

Income tax expense	$13,922	$10,138

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three and nine months ended December 31, 2015 and 2014

The components of deferred income tax assets and liabilities were as follows:

	December 31, 2015	March 31, 2015
Deferred income tax assets
Inventory	$—	$146
Non-capital losses	9,521	1,953
Foreign non-capital losses	5,608	5,691
Property, plant and equipment	1,966	1,399
Allowance for bad debts	172	135
Deferred revenue	6,143	6,765
Capital lease obligation	1,131	818
Accrued restructuring	142	269
Warranty	6,954	4,933
Deferred financing fees	428	256
Long-term debt	3,734	2,090
Intangible assets	108	88
Other	449	503

Total deferred income tax assets	36,356	25,046
Deferred income tax liabilities
Inventory	25	—
Investment tax credits	384	651

Total deferred income tax liabilities	409	651

Net deferred income tax assets before valuation allowance	35,947	24,395
Valuation allowance	32,388	8,039

Net deferred income tax assets after valuation allowance	$3,559	$16,356

Deferred income tax asset	$3,957	$16,356
Deferred income tax liability	398	—

	$3,559	$16,356

The Company had consolidated non-capital losses of $55,246 (Canada—$35,184, New Zealand—$19,939, Other—$123) at December 31, 2015 (March 31, 2015—$28,182 (Canada—$7,873, New Zealand—$20,168, Other—$141)).

The Company regularly assesses the need for a valuation allowance against its deferred tax assets. In making that assessment, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more-likely-than-not that some or all of the deferred tax assets will be realized. In evaluating the need for a valuation allowance, the Company assessed the impact of the fiscal 2016 financial performance together with the uncertainty surrounding the timing of a return in generating taxable income in Canada. As a result, the Company recorded a $23,230 valuation allowance in the third quarter of fiscal 2016 against its Canadian deferred tax assets to the extent that they are not expected to be realized through the reversal of taxable temporary differences and loss carrybacks. This accounting treatment has no effect on the Company’s actual ability to utilize the deferred tax assets to reduce future cash tax payments. The Company will continue to assess the likelihood that the deferred tax assets will be realizable at each reporting period and the valuation allowance will be adjusted accordingly.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three and nine months ended December 31, 2015 and 2014

The Company and its Canadian subsidiaries file federal and provincial income tax returns in Canada, its U.S. subsidiaries file federal and state income tax returns in the U.S. and its other foreign subsidiaries file income tax returns in their respective foreign jurisdictions. The Company and its subsidiaries are generally no longer subject to income tax examinations by tax authorities for years before March 31, 2007. Tax authorities in various jurisdictions are conducting examinations of local tax returns for various taxation years ending after March 31, 2007. Notwithstanding management’s belief in the merit of the Company’s tax filing position, it is possible that the final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company’s consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

The Company does not recognize tax benefits associated with uncertain tax positions unless the position is more likely than not to be sustained upon examination.

10. (Loss) earnings per share amounts

Basic (loss) earnings per share is computed based on the weighted average number of Common shares outstanding during the period. Diluted (loss) earnings per share is computed based on the weighted average number of Common shares plus the effect of dilutive potential Common shares outstanding during the period using the treasury stock method. Dilutive potential Common shares include outstanding stock options, deferred share units and restricted share units.

The components of basic and diluted earnings per share were as follows:

	Three months ended December 31,		Nine months ended December 31,
	2015	2014	2015	2014
Net (loss) income available for common shareholders	$(49,452)	$9,320	$(60,703)	$33,740
Weighted-average shares outstanding	122,019,418	121,664,950	121,955,873	121,517,441
Effect of dilutive securities	—	4,661,774	—	5,114,515

Weighted-average diluted shares	122,019,418	126,326,724	121,955,873	126,631,956

Basic (loss) earnings per share	$(0.41)	$0.08	$(0.50)	$0.28
Diluted (loss) earnings per share	$(0.41)	$0.07	$(0.50)	$0.27

No dilutive securities were included in the diluted earnings per share calculation for the three and nine months ended December 31, 2015 due to net losses reported. Anti-dilutive securities excluded from the calculations of diluted earnings per share were 187,261 and 700,737 for the three and nine months ended December 31, 2014.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three and nine months ended December 31, 2015 and 2014

11. Commitments and contingencies

In the normal course of business, the Company enters into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. It is not anticipated that the Company would suffer a material loss in the event that it is required to honor these guarantees.

12. Segment disclosure

Effective April 1, 2015, the Company completed a reorganization which merged the existing Education and Enterprise sales and customer service teams into the new Solutions business unit, and established separate sales and customer service teams dedicated to the Company’s new line of products in the kapp business unit. Certain functions that were previously distinct to the individual Education and Enterprise segments were centralized at the corporate level. As a result of only the sales and customer service teams being dedicated to a specific business unit, no discrete financial information is available on a business unit basis. The existing NextWindow segment no longer earns revenue or incurs expenses as it enters the final stage of its wind down. Therefore, the Company no longer has individual business units that meet the criteria of an operating segment, and is now organized and managed as a single reportable operating segment.

Revenue information relating to the geographic locations in which the Company sells products, classified by the billing addresses of our customers, was as follows:

	Three months ended December 31,		Nine months ended December 31,
	2015	2014	2015	2014
Revenue
United States	$40,139	$65,976	$161,282	$210,798
Canada	8,657	7,938	20,129	29,007
Europe, Middle East and Africa	23,566	42,974	83,537	111,663
Rest of World	5,386	9,689	15,114	41,803

	$77,748	$126,577	$280,062	$393,271

For the three months ended December 31, 2015, one distributor accounted for 25% of revenue. For the nine months ended December 31, 2015, the same distributor accounted for 18% of revenue. For the three and nine months ended December 31, 2014, no individual distributor accounted for more than 10% of revenue.

13. Financial instruments

The Company’s financial instruments consist of foreign exchange and interest rate derivative instruments and other financial instruments including cash and cash equivalents, trade receivables, accounts payable, accrued and other current liabilities, the capital lease obligation and long-term debt.

The Company periodically uses derivatives to partially offset its exposure to foreign exchange risk and interest rate risk. The Company enters into derivative transactions with high credit quality counterparties and, by policy, seeks to limit the amount of credit exposure to any one counterparty based on an analysis of the counterparty’s relative credit standing. The Company does not use derivative financial instruments for trading or speculative purposes.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three and nine months ended December 31, 2015 and 2014

(a) Foreign exchange rate risk

Foreign exchange rate risk is the risk that fluctuations in foreign exchange rates could impact the Company. The Company operates globally and is exposed to significant foreign exchange risk, primarily between the Canadian dollar and the U.S. dollar (“USD”), the Euro (“EUR”), and British pound sterling (“GBP”). This exposure relates to our U.S. dollar-denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. The Company seeks to manage its foreign exchange risk by monitoring foreign exchange rates, forecasting its net foreign currency cash flows and periodically entering into forward contracts and other derivative contracts to convert a portion of its forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying Canadian dollar-denominated operating costs. The Company may also enter into forward contracts and other derivative contracts to manage its cash flows in other currencies.

These programs reduce but do not entirely eliminate the impact of currency exchange movements. The Company currently does not apply hedge accounting to its currency derivatives. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange loss in the consolidated statements of operations.

(b) Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. The Company’s financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. The Company partially mitigates this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt. The Company currently does not apply hedge accounting to its interest rate derivatives.

(c) Credit risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to the Company.

The Company sells hardware and software to a diverse customer base over a global geographic area. The Company evaluates collectability of specific customer receivables based on a variety of factors as described in Note 1(e) to the audited consolidated financial statements for the year ended March 31, 2015. The geographic diversity of the customer base, combined with the Company’s established credit approval practices and ongoing monitoring of customer receivables balances, partially mitigates this counterparty risk.

Fair value measurements

Accounting Standards Codification (“ASC”) 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier fair value hierarchy, which prioritizes the inputs in the valuation methodologies in measuring fair value:

Level 1—Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three and nine months ended December 31, 2015 and 2014

Level 2—Observable inputs other than quoted market prices included in level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active or inputs that are observable or can be corroborated by observable market data.

Level 3—Significant unobservable inputs which are supported by little or no market activity and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis:

December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$3,594	$—	$—	$3,594
Derivative instruments	—	56	—	56

Total assets	$3,594	$56	$—	$3,650

Liabilities
Derivative instruments	$—	$1,276	$—	$1,276

Total liabilities	$—	$1,276	$—	$1,276

March 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$27,873	$—	$—	$27,873
Derivative instruments	—	639	—	639

Total assets	$27,873	$639	$—	$28,512

Liabilities
Derivative instruments	$—	$927	$—	$927

Total liabilities	$—	$927	$—	$927

(a) Derivative contracts

December 31, 2015
	Fair value	Contract term	Rates	Notional amounts of quantity	Buy/Sell
Foreign exchange forward derivative contracts	$(708)	Jan 2016 to Jun 2016	1.2492 – 1.2949	USD 9,000	Sell
	(261)	Jan 2016 to Jun 2016	1.3762 – 1.5215	EUR 11,000	Sell
	(251)	Jan 2016 to Sep 2016	1.8670 – 2.0201	GBP 6,000	Sell

$(1,220)

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three and nine months ended December 31, 2015 and 2014

March 31, 2015
	Fair value	Contract term	Rates	Notional amounts of quantity	Buy/Sell
Foreign exchange forward derivative contracts	$(607)	Apr 2015 to Nov 2015	1.1294 – 1.2152	USD 7,000	Sell
	639	Apr 2015 to Dec 2015	1.4010 – 1.4938	EUR 20,000	Sell
	(320)	Apr 2015 to Nov 2015	1.7906 – 1.8354	GBP 5,500	Sell

$(288)

The Company enters into foreign exchange forward derivative contracts to economically hedge its risks in the movement of foreign currencies against the Company’s functional currency of the Canadian dollar. The fair value of foreign exchange derivative contracts of $56 is included in other current assets at December 31, 2015 (March 31, 2015—$639). The fair value of foreign exchange derivative contracts of $1,276 is included in accrued and other current liabilities at December 31, 2015 (March 31, 2015—$927). Changes in the fair value of these contracts are included in foreign exchange loss. The Company recorded losses of $310 and $917 for the three months ended December 31, 2015 and 2014, respectively, and a loss of $2,781 and a gain of $1,113 for the nine months ended December 31, 2015 and 2014, respectively.

The estimated fair values of foreign exchange and interest rate derivative contracts are derived using complex financial models with inputs such as benchmark yields, time to maturity, reported trades, broker/dealer quotes, issuer spreads and discount rates.

Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts the Company could expect to realize in a liquidation or unwinding of an existing contract.

(b) Long-term debt

The estimated fair value of the Company’s term loan has been determined based on current market conditions by discounting future cash flows under current financing arrangements at borrowing rates believed to be available to the Company for debt with similar terms and remaining maturities.

The fair value of debt was measured utilizing level 3 inputs. The level 3 fair value measurements utilize a discounted cash flow model. This model utilizes observable inputs such as contractual repayment terms and benchmark forward yield curves and other inputs such as a discount rate that is intended to represent our credit risk for secured or unsecured obligations. The Company estimates its credit risk based on the corporate credit rating and the credit rating on its variable-rate long-term debt and utilizes benchmark yield curves that are widely used in the financial industry.

The carrying value and fair value of the Company’s term loan are as follows:

	December 31, 2015		March 31, 2015
	Carrying value	Fair value	Carrying value	Fair value
Variable-rate term loan, excluding debt discount	$103,906	$101,967	$110,938	$111,424

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three and nine months ended December 31, 2015 and 2014

(c) Other financial assets and liabilities

The fair values of cash and cash equivalents, trade receivables, accounts payable and accrued and other current liabilities approximate their carrying amounts due to the short-term maturity of these instruments. A portion of these items are denominated in currencies other than the Canadian dollar functional currency of the Company including the U.S. dollar, Euro and British pound sterling and are translated at the exchange rate in effect at the balance sheet date.

14. Comparative figures

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.